

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 8, 2017

<u>Via E-Mail</u>
Christen E.J. Lee
KKR Real Estate Finance Manager LLC
9 West 57th Street
New York, New York 10019

>**Re: KKR Real Estate Finance Trust Inc.**
>**Draft Registration Statement on Form S-11**
>**Submitted January 12, 2017**
>**CIK No. 0001631596**

Dear Mr. Lee:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. To the extent not already included, please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   We note that you are a real estate finance company that focuses primarily on originating and acquiring senior mortgage loans secured by commercial real estate assets and that your target assets also include mezzanine loans, preferred equity and other debt-oriented instruments with these characteristics. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

4.   We note that you have elected to be taxed as a REIT and that you have not yet identified any specific assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering. Please provide us with your analysis of the applicability of Industry Guide 5 to your offering. See Securities Act Release 33-6900.

5.   We note the description of your share repurchase program. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. To the extent you have questions you may contact the Division of Trading and Markets at 202-551-5777.

6.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. To the extent you have questions you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

7.   We note your disclosure on page 183 that "We believe that we have operated in a manner qualifying us as a REIT since our election and intend to continue to so operate." We also note your disclosure on page 186 that the Internal Revenue Code of 1986, as amended, defines a REIT as a corporation of which not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) after applying certain attribution rules. Finally, we note your disclosure on page 167 that KKR REFT Holdings L.P. beneficially own shares representing more than 50% of your outstanding common stock as of December 31, 2016. Given your ownership structure, please provide us with an analysis as to how you believe that you have operated in a manner as to qualify as a REIT since your election to be taxed as a REIT under the U.S. federal income tax laws beginning with your taxable year ended December 31, 2014 and how you intend to continue to so operate.

Prospectus Summary, page 1

8. Please include disclosure regarding the compensation and other forms of compensation and benefits to be received, directly or indirectly, by affiliated persons, including in the case of underwriters a comparison of the aggregate compensation to be received by them with the aggregate net proceeds from the sale of the securities being registered. Please see Item 3(b)(4) of Form S-11.

Our Competitive Strengths

Diversified, Performing Portfolio Demonstrates Execution of Investment Strategy, page 8

9. We note your disclosure under this heading and on pages 92 and 126. Please expand your disclosure to discuss how your target portfolio will differ from your current portfolio.

Our Management Agreement

Incentive Compensation, page 18

10. Given the complexity of the incentive compensation calculation, please consider including a hypothetical example in your prospectus.

Conflicts of Interest and Related Parties, page 19

11. We note your disclosure on page 20 that your Manager will allocate investment opportunities among you and one or more KKR funds in accordance with your Manager's investment allocation policy and procedures. Please expand upon your disclosure to provide a summary of such allocation policy and procedures. Please also expand your disclosure to state the number and size of KKR funds that have investment guidelines that overlap with your investment guidelines.

Risk Factors

Risks Related to Our Relationship with Our Manager and Its Affiliates, page 55

12. We note that the underwriter, KKR Capital Markets LLC, is an affiliate of KKR, including KKR Fund Holdings. Please revise your risk factor disclosure to discuss the conflict in the performance of the underwriter's due diligence inquiries under the Securities Act.

Our Manager maintains a contractual as opposed to a fiduciary relationship…., page 55

13.   We note that KKR Real Estate Finance Manager LLC is listed as a relying adviser on Kohlberg Kravis Roberts & Co. L.P.'s Form ADV, dated May 13, 2016. In light of this relationship, please provide us with an analysis as to why KKR Real Estate Finance Manager LLC maintains a contractual, as opposed to a fiduciary relationship, with you.

Use of Proceeds, page 80

14.   We note your disclosure that on January 10, 2017 you made a $40.0 million commitment to an aggregator vehicle. We further note your disclosure on page 103 that you have future capital commitments of $156 million. Please revise your Use of Proceeds disclosure to include these commitments or tell us why you are not required to do so. Please refer to Note 2 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Portfolio, page 92

15.   To the extent applicable, please expand your disclosure to provide the credit quality of your investments or advise.

16.   We note that your CMBS B-Pieces have been excluded from your presentation of "Property Type" and "Geography." For your CMBS B-Pieces, please provide disclosure regarding the types of collateral underlying such securities and the geographic diversification of such collateral or advise.

Subsequent Events, page 93

17.   We note that on January 10, 2017 you committed to invest in an entity that you describe as an aggregator vehicle. However, the stated investment strategy of this entity appears inconsistent with the term "aggregator". Please clarify whether this entity will only invest in securities created and issued by third parties or whether it will also acquire mortgages that it will then securitize.

18.   We note your disclosure of the $40.0 million commitment to invest in an aggregator vehicle. Please expand your disclosure regarding the operations of the aggregator vehicle. For example, please disclose who has investment control and whether your Manager will have any investment discretion over the funds in the aggregator vehicle. In addition, please disclose what types of investments may be allocated to you that are outside of your primary investment strategy, the leverage policy of the aggregator vehicle and any fees associated with this investment.

Liquidity and Capital Resources

Consolidated Debt Obligations, page 99

19.   Please include the impact of swaps or other hedges for the covered period in your weighted average funding cost or advise us as to why the inclusion of such impact is not necessary.

20.   Please provide disclosure regarding the extent of your hedging activities and the extent of the gap between the duration of your swaps and your assets or liabilities or tell us why this disclosure is not material.

Master Repurchase Agreements, page 99

21.   We note your disclosure regarding the "credit mark" feature contained in your master repurchase facilities. Please expand your disclosure regarding the material provisions of your master repurchase agreements to disclose, to the extent applicable, who calculates the collateral value and discuss how and what triggers margin calls. Please also disclose your period end weighted average haircut.

Cash Flows

Cash Flows from Operating Activities, page 101

22.   We note the table on page 102 in which you disclose Management Fees to Affiliate, Incentive Compensation to Affiliate and General and Administrative Expenses for the nine months ended September 30, 2016 and 2015. We also note that the amounts disclosed on page 102 for these line items appear different than the amounts disclosed on pages 95 and F-40 for the same line items and for the same periods. Please reconcile these apparent discrepancies or provide us with a detailed analysis as to why such reconciliation is not necessary.

Quantitative and Qualitative Disclosures About Market Risk, page 108

23.   Please expand the disclosure related to market risk inherent in your investments by providing a quantitative analysis that complies with one of the three disclosure alternatives described in Item 305 of Regulation S-K.

Business

Our Financing Strategy

Syndication, page 132

24.   Please explain to us how syndication, as described on page 132, creates leverage.

Management

Composition of the Board of Directors Upon Completion of this Offering, page 143

25.   We note your disclosure on page 1 that all of your committed capital will be fully drawn prior to the completion of your offering. We also note your disclosure on page 144 which states that "[u]pon completion of this offering, two of our existing, unaffiliated investors will each have the right to nominate one director to our board of directors subject to the investors each maintaining a certain aggregate capital commitment in our company." Given your disclosure that all of your committed capital will be fully drawn prior to the completion of your offering, please clarify whether the right of such existing unaffiliated investors to nominate one director to your board will remain in existence following the completion of your offering. In addition, please revise to provide expanded disclosure regarding the arrangement between you and such unaffiliated investors. For example purposes only, please provide the names of the unaffiliated investors that have the right to nominate this director and disclose the capital commitments that these investors must maintain. Please see Item 401(a) of Regulation S-K.

Executive and Director Compensation

Executive Compensation, page 145

26.   We note that you intend to reimburse your Manager for personnel costs, including for the compensation paid to your Chief Financial Officer. Please specifically disclose whether you will reimburse your Manager for the salaries and benefits to be paid to your other named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the Manager, break out the amounts paid pursuant to the management fee, incentive compensation and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

27.   We note that William B. Miller has been your Chief Financial Officer since October 2015. Please revise your disclosure to provide compensation information for Mr. Miller for each of your last two completed fiscal years. Please see Item 402(n) of Regulation S-K.

2016 Omnibus Incentive Plan, page 146

28. With a view toward disclosure, please revise here and elsewhere to discuss the reasons for awarding compensation to the directors, officers and employees of your Manager and its affiliates under your 2016 Omnibus Incentive Plan in light of the management fee and incentive compensation that is already payable to your Manager.

Our Manager and the Management Agreement

Management Agreement

Reimbursement of Expenses, page 158

29. We note the expense reimbursement provision of your management agreement disclosed on pages 159 and 160. Please revise your disclosure here and in the Summary to disclose the total amount of documented costs and expenses incurred to date on your behalf and the estimate of the total costs you expect to reimburse. Please also revise your disclosure to clarify the expenses for which your Manager is not reimbursed. Given the expense reimbursement provision, it appears as though services that your Manager outsources will be reimbursable expenses. If true, please update your disclosure to detail the services that your Manager expects to outsource to third parties and the services it expects to perform with its own employees.

Shares Eligible for Futures Sale, page 181

30. Please disclose the approximate number of holders of each class of common equity as of the latest practicable date. Please see Item 201(b)(1) of Regulation S-K.

Underwriting, page 214

31. We note your disclosure on page 216 that the underwriters may engage in stabilizing transactions. We further note your disclosure on page 217 that KKR Capital Markets LLC is an affiliate of KKR, including KKR Fund Holdings, which owns the one share of your special voting preferred stock and accordingly controls a majority of the voting power of shares eligible to vote in the election of your directors. Please advise if KKR Capital Markets LLC intends to conduct stabilizing transactions. To the extent KKR Capital Markets LLC does not intend to conduct stabilizing transactions, please revise your disclosure accordingly.

Index to Financial Statements

Notes to Consolidated Financial Statements September 30, 2016

Note 10. Fair Value of Financial Instruments

Valuation Methodologies, page F-73

32.   We note that beginning in March of 2016 your valuation methodology for CMBS changed and that you now obtain prices from an independent valuation firm. Please clarify whether your policy is to accept the prices from the independent valuation firm as is, or if you apply any adjustments to such prices. Also tell us what procedures, if any, you have for reviewing the inputs and models used by the independent valuation firm.

33.   We note that you engage an independent valuation firm to express an opinion on the fair value of commercial mortgage loans and preferred equity investments in your portfolio. Please tell us the process you follow to determine the fair value of your investments in the event that management's estimate of fair value is not corroborated by the independent valuation firm.

Item 33. Recent Sales of Unregistered Securities., page II-1

34.   We note your disclosure that in January 2015, you issued 125 shares of your series A preferred stock to certain unaffiliated third parties at a price of $1,000.00 per share, and that no placement agent was involved in this private placement. We also note that on January 28, 2015 you filed a Form D disclosing that you sold equity securities for an aggregate offering price of $125,000 and, in connection with such offering, you paid sales commissions in an estimated amount of $6,250. Please revise your disclosure regarding the unregistered offering you conducted in January 2015 to include the information required by Item 701 of Regulation S-K or provide us with an analysis as to why such revisions are not necessary.

Exhibit Index, page II-8

35.   We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file draft copies on EDGAR as correspondence.

You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Joseph H. Kaufman, Esq.
        Simpson Thacher & Bartlett LLP